UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2024

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eastside Distilling, Inc.

Full Name of Registrant

Not Applicable.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

755 Main Street, Building 4, Suite 3 Monroe, CT 06468

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Form 10-Q”), within the prescribed time period without unreasonable effort or expense due to its limited management and accounting personnel and resources, as well as efforts to raise capital in its recently closed secured note and warrant financing transaction, as disclosed in the Company’s Current Report on Form 8-K filed on November 15, 2024. Such transaction is also expected to result in certain additional disclosure in the Form 10-Q which further contributed to the delay.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Constantine Christakis	(561)	302-6158
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒   No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $4,140,000 for the fiscal quarter ended September 30, 2024, compared to a net loss of $5,397,000 for the fiscal quarter ended September 30, 2023, primarily due to a non-cash loss on debt to equity conversion of $1,321,000 in the 2023 period with no corresponding charge in the 2024 period.

The Company expects to report other expense of $376,000 for the fiscal quarter ended September 30, 2024, compared to other expense of $1,499,000 for the fiscal quarter ended September 30, 2023, primarily due to the non-cash loss on debt to equity conversion of $1,321,000 in the 2023 period with no corresponding charge in the 2024 period.

The Company expects to report sales of $2,100,000 for the nine months ended September 30, 2024, compared to $3,100,000 for the nine months ended September 30, 2023, respectively, and $800,000 for both the three months ended September 30, 2024 and 2023, with the decrease due to lower sales of tequila and bourbon by Bridgetown Spirts Corp., the Company’s subsidiary.

The Company expects its operating results to vary substantially from historical figures in future periods following its acquisition of Beeline Financial Holdings, Inc., a digital mortgage technology company, on October 7, 2024 and certain related transactions in connection therewith.

Eastside Distilling, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2024	By:	/s/ Geoffrey Gwin
Geoffrey Gwin
Chief Executive Officer